John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

October 24, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On August 10, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 232 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 233 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Select Value Real Estate Securities Fund (the “Fund”) as a new portfolio series of the Trust.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Principal Investment Strategies

1.	Comment: Consider revising the first several paragraphs to enhance the readability.

Response: The Trust has revised the disclosure to attempt to address your comment.

2.	Comment: In the first sentences of the first paragraph, consider defining the term “Yield-Advantage Strategy” at this first instance of the use of the term.

Response: The Trust has revised the disclosure to address your comment.

3.
Comment:       In the first sentence of the first paragraph, the disclosure utilizes the term “primary business is in the real estate industry.” Consider changing that phrase to “principally engaged...” to be

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 24, 2017

consistent with other disclosure. Also, please describe how the investment adviser makes the determination (e.g., does it utilize objective criteria).

Response: In response to Comment #1 above, the Trust has revised the disclosure and in so doing it believes this Comment #3 has been addressed.

4.	Comment: In the second sentence of the first paragraph, consider changing to a more active tense (the statement is passive).

Response: In response to Comment #1 above, the Trust has revised the disclosure and in so doing it believes this Comment #4 has been addressed.

5.
Comment:       With respect to the last sentence of the first paragraph, the staff notes that this particular Item disclosure calls for disclosure of principal investment strategies and Instruction 3 to Item 9(b) indicates that a negative strategy is not a principal investment strategy. Accordingly, please remove this sentence.

Response: The Trust has revised the disclosure to address your comment.

6.	Comment: In the first sentence of the second paragraph, please describe what is meant by “other real estate related investments.”

Response: In response to Comment #1 above, the Trust has revised the disclosure and in so doing it believes this Comment #6 has been addressed.

7.	Comment: In the second sentence of the second paragraph, please change the words, “such as” to “issued by.” Also, please the concept of “real estate exposed companies.”

Response: The Trust has revised the disclosure to address your comment.

8.
Comment:       With respect to the last sentence of the third paragraph, the staff notes that this particular Item disclosure calls for disclosure of principal investment strategies and Instruction 3 to Item 9(b) indicates that a negative strategy is not a principal investment strategy. Accordingly, please remove this sentence.

Response: The Trust has revised the disclosure to address your comment.

9.	Comment: In the first sentence of the fourth paragraph, please revise the disclosure to indicate that the assessment being described is a reflection of the investment adviser’s belief.

Response: The Trust has revised the disclosure to address your comment.

10.	Comment: Please clarify whether the use of the term “strategy” in the second sentence of the fourth paragraph is referring to the “Value, Yield-Advantage Investment” process.

Response: In response to Comment #1 above, the Trust has revised the disclosure and in so doing it believes this Comment #10 has been addressed.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 24, 2017

11.	Comment: With respect to the third sentence of the fourth paragraph, please explain how the investment adviser determines the initial universe of securities.

Response: The Trust has revised the disclosure to address your comment.

12.	Comment: With respect to the sixth sentence of the fourth paragraph, please clarify that the “all-cap strategy” may invest in issuers of any market cap size.

Response: The Trust has revised the disclosure to address your comment.

13.	Comment: Clarify the seventh sentence of the fourth paragraph.

Response: The Trust has revised the disclosure to address your comment.

14.
Comment:       With respect to the sixth paragraph and its disclosure regarding short sales, if applicable, please disclose an appropriate estimate of the expenses to be incurred by the Fund in a separate line item in the fee table. With respect to the second sentence in this paragraph, please include the concept that the circumstances described herein are a reflection of the “investment adviser’s” beliefs. Finally, in the second sentence, revise the term “the investment’s fundamental outlook” to “an investment’s fundamental outlook.”

Response:       While the ability to utilize shorting is a principal investment strategy of the Fund, the Fund’s investment adviser and the Trust’s other service providers have advised that they do not believe it would be appropriate to add a separate line item in the fee table for that type of expense. As the Fund will have a December 31st fiscal year end, the investment adviser and the Trust’s other service providers have indicated that they will revisit this issue when the Fund does an update to the registration statement at the end of April 2018. The Trust has revised the disclosures to address the other parts of this comment.

Fund Summary – Principal Risks

15.	Comment: Consider separating out mortgage and equity risk into a separate section or subsection to make this disclosure clearer.

Response: The Trust has revised the disclosure to address your comment.

16.	Comment: Please add a risk factor for “real estate exposed companies.”

Response: The Trust has revised the disclosure to address your comment.

17.
Comment:       With respect to the second sentences in the risk, “Investment in Smaller Companies Risk,” please add the defined concept of “real estate company” as it is defined in the Statement of Additional Information.”

Response: The Trust is declining to take this comment as it believes the concept of real estate companies is adequately described in the prospectus.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 24, 2017

18.	Comment: With respect to the first three sentences of the “Short Sales Risks” disclosure, please move this disclosure to the strategies section.

Response: The Trust has revised the disclosure to address your comment.

19.	Comment: Please clarify the term “such practices” in the “Short Sales Risks” disclosure.

Response: The Trust has revised the disclosure to address your comment.

20.	Comment: Please add disclosure for risk associated with rights, warrants, and convertible securities.

Response: The Trust has revised the disclosure to address your comment.

21.
Comment:       The staff notes that there is a risk disclosure for “Restricted and Illiquid Securities,” however, there is no corresponding disclosure in the strategies disclosure. Please address this by adjusting the risks (i.e., removing it) or adding disclosure on these types of investment to the principle investment strategies.

Response: The Trust has revised the disclosure to address your comment.

Purchase and Sale of Fund Shares

22.	Comment: Please confirm that the relatively low subsequent investment minimum is accurate in light of the seemingly high initial investment minimum.

Response: The Trust has revised the disclosure to indicate that there are no subsequent investment minimums.

Additional Information About Fund Investments - Additional Strategy Information

23.	Comment: In the second sentence of the subsection on “Real Estate Operating Companies,” please add the term “real estate” before the term “common stock” and the word, “bond.”

Response: The Trust has revised the disclosure to address your comment.

24.
Comment:       In the last sentence of the subsection on “Real Estate Operating Companies,” please confirm that the expenses associated with the investment in ETFs do not amount to more than 1 basis point. Otherwise, please add disclosure to the fee table related to “acquired fund fees and expenses.”

Response: The Trust confirms that investments in ETFs will not result in AFFE of more than 1 basis point.

25.	Comment: With respect to the penultimate sentence in the subsection on “Illiquid and Restricted Securities,” please clarify who is making this determination.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 24, 2017

Additional Information About Risk

26.	Comment: Consider adding risk related to ETFs.

Response: The Trust has revised the disclosure to address your comment.

27.	Comment: Consider adding risk to the current interest rate environment in the “Interest Rate Risk” Disclosure.

Response: The Trust has reviewed the disclosure and is declining to accept the comment.

28.	Comment: With respect to the “Stock Market and Debt Securities Risks” disclosure, consider revising the header as there is not a significant amount of disclosure related to debt securities risk.

Response: The Trust has revised the disclosure to address your comment.

Portfolio Managers

29.	Comment: Please add disclosure to identify the experience of the portfolio managers for at least the past five (5) years.

Response: The Trust has revised the disclosure to address your comment.

Eligibility for Z Shares

30.	Comment: Please reconcile this disclosure with the disclosures under the “Purchase and Sale of Fund Shares” subsection in the Summary portion of the prospectus.

Response: The Trust has revised the disclosure to address your comment.

How to Sell Shares

31.	Comment: Please update the disclosure to reflect the new requirements of Form N-1A Item 11(c)(7) and (8).

Response: The Trust has revised the disclosure to address your comment.

32.
Comment:       In the subsection on “Redemption In Kind,” please consider revising the disclosure to reflect the intended practices in terms of how such redemptions will be satisfied (e.g.., pro rata, individual securities, representative sample). This comment is not required, but the staff suggest adding the additional disclosure for the benefit of the shareholders.

Response: The Trust has revised the disclosure to address your comment.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
October 24, 2017

General Information

33.	Comment: In the subsection, “Exchange Privilege,” the first and second paragraphs of this section seem to conflict. Please clarify.

Response: The Trust has revised the disclosure to address your comment.

34.	Comment: In the subsection, “Distribution Arrangements,” change the reference to “Institutional Shares” to “Class Z Shares.”

Response: The Trust has revised the disclosure to address your comment.

Statement of Additional Information

Board of Trustees

35.
Comment:       In the disclosures regarding the number of times that the various committees of the Board met, please change the term “Fund’s most recent period ended December 31, 2016” to “Trust’s most recent period ended December 1, 2016” since the Fund had not commenced operations as of that date.

Response: The Trust has revised the disclosure to address your comment.

Investment Adviser and Advisory Agreement – Other Funds and Accounts Managed by the Portfolio Mangers

36.	Comment: Please add disclosure to comply with the applicable Form N-1A requirements regarding the dollar range of ownership in the Fund held by the portfolio managers.

Response: The Trust has revised the disclosure to address your comment.

37.	Comment: With respect to the table on other accounts managed by the portfolio managers, please update as of a more recent date.

Response: The Trust has revised the disclosure to address your comment.

38.	Comment: In the penultimate and the last paragraph in this subsection, please describe the criteria for bonuses for the portfolio managers.

Response: The Trust has revised the disclosure to address your comment.

* * * * * * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively